Mail Stop 4-6

      February 10, 2005

VIA FACSIMILE (303) 347-8763 AND U.S. MAIL

James H. Watson, Jr.
Chief Executive Officer
1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

	RE:	1st Net Technologies, Inc.
		Preliminary Schedule 14A
		Filed August 27, 2004, January 7, 2005 and January 14,
2005
		Definitive Schedule 14A
		Filed January 19, 2005
		File No. 0-27145

Dear Mr. Watson:

	This is to advise you that we have limited our review of the above proxy statements to compliance with certain area of Schedule 14A. Based on this limited review, we have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. As you are aware, in our verbal comments to you on August 31,
2004
and September 7, 2004, we informed you that as a result of our initial review of your proxy statement, certain issues and Item requirements of Schedule 14A must be resolved and provided in order for us to complete our review of your filing. For example, since this proposal falls within Item 14 of Schedule 14A, we requested that you amend your proxy statement to provide the appropriate financial information. Additionally, we requested that you address the reasons for each proposal and its impact to shareholders, as well as to discuss whether there were any plans, proposals or arrangements for the increase in authorized shares.

As detailed in each of the comments below, we do not believe your amended proxy statements filed January 7, 2005 and January 14, 2005 have adequately addressed the deficiencies in your original proxy statement. Based on these deficiencies, it appears that your soliciting materials do not provide your shareholders with information needed to make an informed voting decision and that accumulating and counting the proxy cards associated with these soliciting materials would be inappropriate. Therefore, please provide us with a detailed analysis of how you intend to address our comments and provide your shareholders the information required by
Schedule 14A.

2. Additionally, based on our Friday, January 21, 2005 conversation with you, it is our understanding that the only reason you amended your January 7, 2005 proxy statement on January 14, 2005 was to change the meeting date from February 17, 2005 to February 24, 2005.
Please confirm, if true, that this was the sole change made in this amendment. Future amendments should be marked to show changes. Please see Rule14a-6(h) and Rule 310 of Regulation S-T.
3. Finally, based on our conversation with you today, it is now our understanding that your proxy statement was mailed to your shareholders on Friday, January 21, 2005. Please confirm, if true, that this was the mailing date of your proxy statement.
4. Please advise us of the exemption relied upon and supporting facts for the securities to be issued to VOS Systems, Inc in the proposed merger transaction. In this regard, we find that no Regulation D filing has been filed on Edgar.

Related Material, page 3
5. This paragraph indicates that you will not mail an annual report to your shareholders either immediately before or concurrently with your proxy statement. And you confirmed to us today that your annual report has not been mailed to your shareholders. Under Rule 14a-3, however, a solicitation with respect to an annual meeting shall not be made unless each person solicited is concurrently furnished or has previously been furnished an annual report to security holders.
In
this regard, it appears you have not complied with the proxy rules in soliciting your shareholders. Please advise us of how you intend to comply with Rule 14a-3.
6. Additionally, regarding the last sentence of this section which states that "[t]he Annual Report is not to be treated as part of the proxy solicitation material, or as having been incorporated by reference," please note that you are required to either 1) provide all the Schedule 14A Item requirements explicitly within your proxy statement, or 2) incorporate by reference certain Schedule 14A Item requirements in a specifically permitted manner. If you intend to incorporate by reference certain permitted information, however you must delete this statement.

Proposal Three, page 6
7. As the proposed merger transaction falls under Item 14 of Schedule
14A, Item 14(c)(1) of Schedule 14A requires Form S-4 level disclosure for both the acquiring and acquired company. Therefore, in addition to the financial statements provided for VOS Systems, all the information required by Parts B and C of Form S-4 must be provided.
Please note that Item 14(e)(2) of Schedule 14A would allow you to comply with certain Item 14(c) information requirements for 1st Net
Technologies by incorporating this information by reference to your annual report, but only to the extent that annual report is sent to security holders in compliance with Rule 14a-3. Please revise as necessary and note that mailing your annual report at this time after your proxy material has been mailed would not be consistent with the
Rule 14a-3 requirement.
8. Please explain to shareholders how they will be impacted if the proposed merger transaction is approved. For example, explain the ownership structure of 1st Net Technologies both before the proposed merger transaction as well as how the proposed merger transaction will change the ownership of your company. This information should be consistent with the information included under Item 403 of Regulation S-K.
9. In the forth paragraph of the "VOS Systems, Inc." disclosure, please explain how the proposed merger transaction "brings value to the shareholders."






Proposal Five, page 8
10. Please disclose whether there are any current plans, proposals or arrangements for the use of the increase in authorized common shares other than the 36,050,000 to be issued in to VOS Systems in the proposed merger transaction.
11. Please revise to explain the impact of dilution to your current shareholders from the issuance of additional common shares.

Proposal Seven, page 9
12. Please revise to explain to your shareholders why management agreed to the distribution of this asset and how this distribution will impact the company.

Voting Securities, Principal Holders, page 11
13. Please provide the information required by Item 403(b) of Regulation S-B, or advise us why specific information is not required. In this regard, please note that this information is required director nominees. Similarly, it appears that Mr. Watson is the beneficial owner of the shares held by JW Holding Corp. and possibly Entrepreneur Group as well.
14. Additionally, please note that in order for this information to be meaningful to your shareholders, all Item 403 information must be presented to reflect your ownership both from a current standpoint, as well as to explain how the proposed merger transaction will change the ownership of your company. Among other information, this post-transaction will indicate the beneficial owners of more than five percent of any class of your voting securities. See Item 403(c) of
Regulation S-B.  Please revise or advise.

*    *    *    *

	As noted in comment 1, based on these deficiencies in the proxy materials you mailed to your shareholders, it appears that accumulating and counting the proxy cards associated with these soliciting materials would be inappropriate. Therefore, please provide us with a detailed analysis of how you intend to address our comments and provide your shareholders the information required by
Schedule 14A prior to their voting decisions.

	You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      No further review of these proxy statements has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Robert Bell, Staff Attorney, at (202) 942-
1953
with any questions. If you need further assistance, you may contact me at (202) 942-1818. For additional assistance, you may also contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

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Mr. James H. Watson, Jr.
1st Net Technologies, Inc.
Schedule 14A; File No. 0-27145
February 10, 2005
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